51-102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Argentex Mining Corporation (“Argentex” or the “Company”)
Suite 835 – 1100 Melville Street
Vancouver, British Columbia V6E 4A6

Item 2	Date of Material Change

November 19, 2013

Item 3	News Release

A News release was disseminated through Marketwire on November 26, 2013. A copy of the news release disseminated on November 26, 2013 is attached to this material change report.

Item 4	Summary of Material Change

Following its AGM on November 26, 2013, the Board resolved to increase the number of directors to seven and it appointed Mr. Don Siemens to the newly created vacancy.

Item 5	Full Description of Material Change

5.1 Full Description of Material Change

Following its AGM on November 26, 2013, the Board resolved to increase the number of directors to seven and it appointed Mr. Don Siemens to the newly created vacancy.

5.2 Disclosure for Restructuring Transactions

Not applicable

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7	Omitted Information

None

Item 8	Executive Officer

Jeff Finkelstein, CFO & Treasurer

Tel: (604) 568-2496

Item 9	Date of Report

November 26, 2013